UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Ohio Valley Banc Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

677719106
(CUSIP Number)

David W. Thomas
Ohio Valley Banc Corp.
420 Third Avenue
Gallipolis, Ohio  45631
(740) 446-2631
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

On July 6, 2015, Ohio Valley Banc Corp. filed a General Statement of Acquisition of Beneficial Ownership on Schedule 13D/A, Amendment No. 3 (the “Original Schedule 13D/A”). This Original Schedule 13D/A was filed using submission type SC 13D/A and SEC Accession No. 0000894671-15-000027.  The Original Schedule 13D/A was filed using an incorrect CIK for the filer.  The CIK used was that of Ohio Valley Banc Corp, CIK 0000894671, when the filer was David W. Thomas, whose CIK is 0001414540.  As a result of this error, the Original Schedule 13D/A should be disregarded.  A correct Schedule 13D/A using the appropriate CIK information for the filer was filed on July 6, 2015 under submission type SC 13D/A and SEC Accession No. 0000894671-15-000029.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 8, 2015

/s/ David W. Thomas
David W. Thomas

OHIO VALLEY BANC CORP. EMPLOYEES' STOCK OWNERSHIP PLAN

By:           THE OHIO VALLEY BANK COMPANY, TRUSTEE

By:           /s/ Richard D. Scott
Richard D. Scott
Its Trust Officer

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